Exhibit 99.1

PRESS RELEASE	Contact: Sergio Vigil González
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNC ES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2016

GUADALAJARA, MEXICO, July 21, 2016- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced today its results of operations for the sixth-month period ended June 30, 2016.

Comparative first six months of 2016 vs. first six months of 2015

Net Sales

Net sales of the Company decreased from Ps. 13,204 million in the first half of 2015 to Ps. 12,844 million in the first half of 2015. Shipments of finished steel products decreased 1% from 1,118 thousand tons in the first half of 2015 to 1,102 thousand tons in the first half of 2016. Total sales outside of Mexico in the first half of 2016 decreased 10% to Ps. 5,272 million compared to Ps. 5,879 million in the first half of 2015. Mexican sales increased 3% from Ps. 7,324 million in the first half of 2015 to Ps. 7,572 million in the first half of 2016. Sales decreased for the first half of 2016 compared to the first half of 2015, is due to the combined of decreased in the average sales price of 1% and decrease in the volume of shipments approximately of 16 thousand tons that represent a 1%.

Cost of Sales

Cost of sales decreased 9% from Ps. 11,476 million in the first half of 2015, to Ps. 10,460 million in the first half of 2016. Cost of sales as a percentage of net sales represented 81% in the first half of 2016 while in the first half of 2015 represented 87%. Cost of sales decreased due to the higher volume shipment and the price of certain raw materials.

Gross Profit

Gross profit of the Company for the first half of 2016 increased 38% from Ps. 1,728 million in the first half of 2015, to Ps. 2,384 million in the first half of 2016. Gross profit as percentage of net sales in the first half of 2016 was of 19% while in the first half of 2015 was of 13%. The gross profit between both periods is given by a higher volume of shipments and improved costs of certain raw materials.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased 4%, from Ps. 641 million in the first half of 2015 to Ps. 616 million in the same period 2016, selling, general and administrative expense represented 5% of the net sales in both periods.

Other Income (Expenses,) net

The Company recorded other income net for Ps. 131 million in the first half of 2016 million compared to Ps. 8 million in the same period of 2015.

Operating Income

Operating income increased 73% from Ps. 1,095 million for the first half of 2015 compared to Ps. 1,899 million in the first half of 2016. Operating income as percentage of net sales was 15% in the first half of 2016 compared to 8% in the same period of 2015. The increase in operating income is due to the average cost of production and the mix of products shipped.

Ebitda

The Ebitda of the first half of 2016, increased in Ps 809 million or 49% compared to first half of 2015, due to the better mix shipment and a decrease in the average cost of production. The Ebitda passed of Ps. 1,658 million in the first half of 2015 to Ps. 2,467 million in the first half of 2016.

Comprehensive Financial Cost

Comprehensive financial cost for the first half of 2016 represented an income of Ps. 804 million compared with an income of Ps. 69 million for the first half of 2015. The comprehensive financial cost is comprised by the exchange gain of Ps. 793 million in the first half of 2016 compared with an exchange gain of Ps. 74 million in the first half of 2015. Also the Company recorded a net income interest of Ps. 11 million for the first half of 2016 compared with a net expense interest of Ps.5 million in 2015.

Income Taxes

The Company recorded an income of Ps. 5 million for the net income tax during the first half of 2016, (comprised for a current income tax of Ps. 60 million and an income for deferred income tax of Ps. 65 million) compared with an expense of Ps. 502 million to the first half of 2015 (comprised for a current income tax of Ps. 503 million and an income for deferred income tax of Ps. 1 million).

Net Income

As a result of the foregoing, the Company recorded an increase in net income of 229% to pass of Ps. 853 million in the first half of 2015 to Ps. 2,803 million of the same period of 2016.

Comparative second quarter of 2016 vs. first quarter of 2016

Net Sales

Net sales of the Company increased 10% in the second quarter of 2016 compared to the first quarter of the same period, to pass of Ps. 6,102 million during the first quarter of 2016 to Ps. 6,742 million in the second quarter of 2016. Shipments of finished steel products increased 9% from 528 thousand tons in the first quarter of 2016 to 574 thousand tons in the second quarter of the same year. Total sales outside of Mexico in the second quarter of 2016 increased 19% to get to Ps. 2,861 million compared to Ps. 2,411 million of the first quarter of the same year. Mexican sales show an increase of 5% from Ps. 3,691 million in the first quarter of 2016 to Ps. 3,881 million in the second quarter of the same year. The sales outside of Mexico developed better in the second quarter of 2016 compared to the first quarter of the same year.

Cost of Sales

Cost of sales increased 3% from Ps. 5,158 million in the first quarter of 2016 to Ps. 5,302 million in the second quarter of 2016. Cost of sales as a percentage of net sales represented 85% for the first quarter of 2016 compared to 79% in the second quarter of the same year, the average cost of sales by ton record a decrease between both quarters of 5%.

Gross Profit

Gross profit of the Company for the second quarter of 2016 increased 53% to pass of Ps. 944 million in the first quarter of 2016 to Ps. 1,440 million in the second quarter of same year. Gross profit as a percentage of net sales represented 15% for the first quarter of 2016 compared to 21% in the second quarter of the same year. The gross profit in the second quarter of 2016 is caused by a better average cost of sales and higher products shipped.

Selling, General and Administrative Expense

Selling, general and administrative expense decrease 18%, from Ps. 338 million in the first quarter of 2016 to Ps. 278 million in the second quarter of the same year, and as percentage of net sales represented 4% in the second quarter of 2016 compared to 6% of the first quarter of the same year.

Other (Expenses) Income, net

The Company recorded other income net for Ps. 135 million during the second quarter of 2016 compared to other expense net for Ps. 3 million in the first quarter of 2016.

Operating Income

Operating income increased 115%, of Ps. 603 million in the first quarter of 2016 compared to Ps. 1,297 of the second quarter of the same year. Operating income as percentage of net sales was 10% for the first quarter compared to 19% for the second quarter of the same year. The operating income is due mainly to a decrease in the selling general and administrative expenses of the second quarter 2016.

Ebitda

The Ebitda in the second quarter of 2016 show an increase of 79% compared to the first quarter of the same year, due to previously mentioned. The Ebitda, of the second quarter was of Ps. 1,584 million versus Ps. 883 million in the first quarter of 2016.

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the second quarter of 2016 represented an income of Ps. 535 million compared with an income of Ps. 269 million for the first quarter of 2016. The comprehensive financial cost is comprised for the net interest income of Ps. 10 million in the second quarter of 2016, while in the first quarter was of Ps. 1 million. Also we record a net exchange gain of Ps. 525 million in the second quarter of 2016 compared a net exchange gain of Ps. 268 million in the first quarter of the same year.

Income Taxes

The Company have been recorded an income of Ps. 22 million of income tax during the second quarter of 2016, (comprised for an expense by current income tax of Ps. 18 million and an income for deferred tax of Ps. 40 million) compared with the Ps. 17 million of expense for the first quarter of the same year, (comprised for a current expense tax of Ps. 42 million and of an income for deferred tax of Ps. 25 million).

Net Income

As a result of the foregoing, the Company recorded an increase of 72% from a net income of Ps. 1,032 million in the first quarter of 2016 compared to a net income of Ps. 1,771 million for the second quarter of 2016.

Liquidity and Capital Resources

As of June 30, 2016, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 5.6 million (accrued interest on June 30, 2016 was U.S. $598,000, or Ps. 11.1 million). As of December 31, 2015, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 5.2 million (accrued interest on December 31, 2015 was U.S. $584,000, or Ps. 10.1 million).

Comparative second quarter of 2016 vs. second quarter of 2015

Net Sales

Net sales of the Company increased 7% from Ps. 6,307 million during the second quarter of 2015 to Ps. 6,742 million in the second quarter of 2016. Sales in tons of finished steel increased 5% from 545 thousand tons in the second quarter of 2015 compared with 574 thousand tons in the second quarter of 2016. Sales outside of Mexico in the second quarter of 2016 increased 5% from Ps. 2,733 million in the second quarter of 2015 to Ps. 2,861 million in the second quarter of 2016. Mexican sales increased 9% from Ps. 3,574 million in the second quarter of 2015 to Ps. 3,881 million in the second quarter of 2016. The increase in sales in the second quarter of 2016 compared to the second quarter of 2015 is due to an increase in the average sales price of 2% and an increase in the volume of shipments approximately of 28 thousand of tons that represent 5%.

Cost of Sales

Cost of sales decreased 3% in the second quarter of 2016 compared to the second quarter of 2015 from Ps. 5,454 million in the second quarter of 2015 to Ps. 5,302 million in the second quarter of 2016. With respect to sales, the cost of sales of the second quarter of 2016 represented 79% compared to 86% for the second quarter of 2015. The average cost of sales by ton of steel products decreased 8% in the second quarter of 2016 versus the second quarter of 2015, due to the cost of certain raw materials.

Gross (Loss) Profit

Gross profit of the Company for the second quarter of 2016 amount to Ps. 1,440 million compared to Ps. 853 million in the second quarter of 2015, this represented an increase of 69% between both periods. Gross profit as a percentage of net sales for the second quarter of 2016 was 21% compared to 14% of the second quarter of 2015. The increase in gross profit is mainly due to a lower average cost of sales and a higher volume of shipments in the second quarter of 2016 compared with the second quarter of 2015.

Selling, General and Administrative Expense

The selling, general and administrative expenses decreased 24% in the second quarter of 2016 from Ps. 368 million in the second quarter of 2015 to Ps. 278 million in the second quarter of 2016. Selling, general and administrative expense as a percentage of net sales represented 4% in the second quarter of 2016 compared to 6% of the second quarter of 2015.

Other Income (Expenses), net

The company recorded other income net of Ps. 135 million in the second quarter of 2016 compared with other income net of Ps. 5 million for the second quarter of 2015.

Operating (Loss) Income

Operating income amounted to Ps. 1,297 million in the second quarter 2016 compared to Ps. 490 million in the second quarter of 2015, this represent 165% of increase between both quarters. The operating income as a percentage of net sales in the second quarter of 2016 was 19% and 8% in the second quarter of 2015. The increase in the operating income is due to the higher volume shipment and a better average cost of sales in the second quarter of 2016 compared to the same period of 2015.

Ebitda

The Ebitda of the second quarter of 2016 increased compared to the same period of 2015 in 103% from Ps 782 million in the second quarter of 2015 to Ps. 1,584 million of the same period of 2016, this is due to the above explained in the operating income.

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the second quarter of 2016 represented a net income of Ps. 535 million compared with an income of Ps. 50 million for the second quarter of 2015. The comprehensive financial cost is comprised for the net interest income of Ps. 10 million in the second quarter of 2016, compared to a net interest expense of Ps. 1 million for the same period of 2015. Also record an exchange gain of Ps. 525 million in the second quarter of 2016 and an exchange gain of Ps. 51 million in the second quarter of 2015.

Income Taxes

The company recorded an income of Ps. 22 million of income tax in the second quarter of 2016, (comprised for an expense by current income tax of Ps. 18 million and an income for deferred tax of Ps. 40 million) compared to an accrual of Ps. 236 million for expense tax for the second quarter of 2015, (comprised for an income by current income tax of Ps. 228 million and an expense for deferred tax of Ps. 8 million).

Net Income (Loss)

As a result of the foregoing, the Company recorded a net income of Ps. 1,771 million in the second quarter of 2016 compared to Ps. 412 million for the second quarter of 2015, an increase of 330% between both quarters.

(millions of pesos)	1H ‘16	1H ‘15	Year 16 vs '15
Sales	12,844	13,204	(3%)
Cost of Sales	10,460	11,476	(9%)
Gross Profit	2,384	1,728	38%
Selling, General and Administrative Expense	616	641	(4%)
Other Income (Expenses), net	131	8	1538%
Operating Profit	1,899	1,095	73%
EBITDA	2,467	1,658	49%
Net income	2,803	853	229%
Sales Outside Mexico	5,272	5,879	(10%)
Sales in Mexico	7,572	7,324	3%
Total Sales (Tons)	1,102	1,118	(1%)

Quarter
(millions of pesos)	2Q‘16	1Q ‘16	2Q ‘15	2Q´16vs 1Q´16	2Q´16 vs 2Q '15
Sales	6,742	6,102	6,307	10%	7%
Cost of Sales	5,302	5,158	5,454	3%	(3%)
Gross Profit	1,440	944	853	53%	69%
Selling, General and Adm. Expenses	278	338	368	(18%)	(24%)
Other Income (Expenses), net	135	(3)	5	4,600%	2,600%
Operating Profit	1,297	603	490	115%	165%
EBITDA	1,584	883	782	79%	103%
Net Income	1,771	1,032	412	72%	330%
Sales Outside Mexico	2,861	2,411	2,733	19%	5%
Sales in Mexico	3,881	3,691	3,573	5%	9%
Total Sales (Tons)	574	528	545	9%	5%

Product	Thousands of Tons Jan-Jun 2016	Million of Pesos Jan-Jun 2016	Average Price per Ton Jan-Jun 2016	Thousands of Tons Jan – Jun 2015	Million of Pesos Jan- Jun 2015	Average Price per Ton Jan-Jun 2015
Commercial Profiles	588	5,443	9,257	583	5,637	9,669
Special Profiles	514	7,401	14,399	535	7,567	14,144

Total	1,102	12,844	11,655	1,118	13,204	11,810

Product	Thousands of Tons Apr-Jun 2016	Million of Pesos Apr-Jun 2016	Average Price per Ton Apr-Jun 2016	Thousands of Tons Jan – Mar 2016	Million of Pesos Jan- Mar 2016	Average Price per Ton Jan-Mar 2016	Thousands of Tons Apr-Jun 2015	Million of Pesos Apr-Jun 2015	Average Price per Ton Apr-Jun 2015
Commercial Profiles	344	3,230	9,390	280	2,629	9,389	283	2,747	9,707
Special Profiles	230	3,512	15,270	248	3,473	14,004	262	3,560	13,588

Total	574	6,742	11,746	528	6,102	11,557	545	6,307	11,572

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

CLAVE DE COTIZACION: SIMEC		QUARTER: 2
GRUPO SIMEC, S.A.B. DE C.V		2016

(THOUSAND PESOS)
	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
ACCOUNT	Amount	Amount
TOTAL ASSETS	40,640,854	36,718,123
TOTAL CURRENT ASSETS	20,231,696	18,588,020
CASH AND CASH EQUIVALENTS	6,510,181	6,473,468
SHORT-TERM INVESTMENTS	549,974	321,583
AVAILABLE-FOR-SALE INVESTMENTS	549,974	321,583
TRADING INVESTMENTS	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET	3,326,231	2,220,169
TRADE RECEIVABLES	3,394,319	2,290,191
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-68,088	-70,022
OTHER RECEIVABLES, NET	2,068,531	1,338,567
OTHER RECEIVABLES	2,068,531	1,338,567
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES	7,229,461	7,771,608
BIOLOGICAL CURRENT ASSETS	0	0
OTHER CURRENT ASSETS	547,318	462,625
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
ASSETS AVAILABLE FOR SALE	0	0
DISCONTINUED OPERATIONS	0	0
RIGHTS AND LICENSES	0	0
OTHER	547,318	462,625
TOTAL NON-CURRENT ASSETS	20,409,158	18,130,103
ACCOUNTS RECEIVABLE, NET	0	0
INVESTMENTS	0	0
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
OTHER INVESTMENTS	0	0
PROPERTY, PLANT AND EQUIPMENT, NET	15,171,311	13,513,509
LAND AND BUILDINGS	4,347,057	4,311,328
MACHINERY AND INDUSTRIAL EQUIPMENT	22,625,379	21,012,335
OTHER EQUIPMENT	272,115	271,921
ACCUMULATED DEPRECIATION	-13,795,354	-12,887,120
CONSTRUCTION IN PROGRESS	1,722,114	805,045
INVESTMENT PROPERTY	0	0
BIOLOGICAL NON- CURRENT ASSETS	0	0
INTANGIBLE ASSETS, NET	2,818,852	2,727,546
GOODWILL	1,814,160	1,814,160
TRADEMARKS	329,600	329,600
RIGHTS AND LICENSES	0	0
CONCESSIONS	0	0
OTHER INTANGIBLE ASSETS	675,092	583,786
DEFERRED TAX ASSETS	0	0
OTHER NON-CURRENT ASSETS	2,418,995	1,889,048
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
EMPLOYEE BENEFITS	0	0
AVAILABLE FOR SALE ASSETS	0
DISCONTINUED OPERATIONS	0	0
DEFERRED CHARGES	0	0
OTHER	2,418,995	1,889,048
TOTAL LIABILITIES	7,153,167	7,185,280
TOTAL CURRENT LIABILITIES	5,043,755	5,132,840
BANK LOANS	0	0
STOCK MARKET LOANS	5,627	5,237

OTHER LIABILITIES WITH COST	948,377	885,187
TRADE PAYABLES	3,127,843	3,100,616
TAXES PAYABLE	160,577	643,773
INCOME TAX PAYABLE	0	0
OTHER TAXES PAYABLE	160,577	643,773
OTHER CURRENT LIABILITIES	595,988	498,027
INTEREST PAYABLE	10,725	10,654
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	0	0
PROVISIONS	0	0
CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	194,618	487,373
TOTAL NON-CURRENT LIABILITIES	2,006,759	2,052,440
BANK LOANS	0	0
STOCK MARKET LOANS	0	0
OTHER LIABILITIES WITH COST	0	0
DEFERRED TAX LIABILITIES	1,974,443	1,916,752
OTHER NON-CURRENT LIABILITIES	133,584	135,688
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	93,423	89,800
PROVISIONS	0	0
NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	41,546	45,888
TOTAL EQUITY	33,487,687	29,532,843
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	33,020,634	29,068,234
CAPITAL STOCK	2,832,268	2,832,268
SHARES REPURCHASED	-408,636	-448,619
PREMIUM ON ISSUANCE OF SHARES	4,170,857	4,170,857
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
OTHER CONTRIBUTED CAPITAL	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	23,055,562	20,283,894
LEGAL RESERVE	0	0
OTHER RESERVES	1,000,000	1,000,000
RETAINED EARNINGS	19,283,894	18,382,594
NET INCOME FOR THE PERIOD	2,802,657	901,300
OTHER	0	0
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	3,339,594	2,229,834
GAIN ON REVALUATION OF PROPERTIES	0	0
ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
FOREING CURRENCY TRANSLATION	3,339,594	2,229,834
CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
OTHER COMPREHENSIVE INCOME	0	0
NON-CONTROLLING INTERESTS	467,053	464,609

Informational data (not a part of the STATEMENTS OF FINANCIAL POSITION)	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
	Amount	Amount
SHORT-TERM FOREIGN CURRENCY LIABILITIES	3,732,219	3,951,559
LONG-TERM FOREIGN CURRENCY LIABILITIES	45,540	45,888
CAPITAL STOCK (NOMINAL)	2,420,230	2,420,230
RESTATEMENT OF CAPITAL STOCK	412,038	412,038
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (+)	55	56
NUMBER OF EMPLOYEES (+)	1,593	1,470
NUMBER OF WORKERS (+)	2,383	2,665
OUTSTANDING SHARES (+)	497,709,214	497,709,214
REPURCHASED SHARES (+)	12,141,866	11,466,445
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	948,377	885,187

(1) This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*) Data in units

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC		QUARTER: 2	YEAR 2016
STATEMENTS OF COMPREHENSIVE INCOME
GRUPO SIMEC, S.A.B. DE C.V			CONSOLIDADO

(THOUSAND PESOS)
ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE	12,843,555	6,741,915	13,203,517	6,306,555
SERVICES	0	0	0	0
SALE OF GOODS	10,460,033	5,302,271	11,476,042	5,453,928
INTERESTS	0	0	0	0
ROYALTIES	0	0	0	0
DIVIDENDS	0	0	0	0
LEASES	0	0	0	0
CONSTRUCTIONS	0	0	0	0
OTHER REVENUE	0	0	0	0
COST OF SALES	10,460,033	5,302,271	11,476,042	5,453,928
GROSS PROFIT	2,383,522	1,439,644	1,727,475	852,627
GENERAL EXPENSES	615,834	278,023	641,160	368,241
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	1,737,688	1,161,621	1,086,315	484,386
OTHER INCOME (EXPENSE), NET	131,636	135,133	8,513	5,152
OPERATING PROFIT (LOSS) (*)	1,899,324	1,296,754	1,094,828	489,538
FINANCE INCOME	814,769	539,854	88,149	59,135
INTEREST INCOME	21,892	14,703	14,440	8,217
GAIN ON FOREIGN EXCHANGE, NET	792,877	525,151	73,709	50,918
GAIN ON DERIVATIVES, NET	0	0	0	0
GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS	11,109	4,824	19,009	8,651
INTEREST EXPENSE	11,109	4,824	19,009	8,651
LOSS ON FOREIGN EXCHANGE, NET	0	0	0	0
LOSS ON DERIVATIVES, NET	0	0	0	0
LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE COSTS	0	0	0	0
FINANCE INCOME (COSTS), NET	268,630	535,030	69,140	50,484
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
PROFIT (LOSS) BEFORE INCOME TAX	2,702,984	1,831,784	1,163,968	540,022
INCOME TAX EXPENSE	-5,028	-22,158	502,323	235,647
CURRENT TAX	60,223	17,903	503,210	228,122
DEFERRED TAX	-65,251	-40,061	-887	7,525
PROFIT (LOSS) FROM CONTINUING OPERATIONS	2,708,012	1,853,942	661,645	304,375
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
NET PROFIT (LOSS)	2,708,012	1,853,942	661,645	304,375
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-94,645	82,926	-191,690	-107,620
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT	2,802,657	1,771,016	853,335	411,995

BASIC EARNINGS (LOSS) PER SHARE	5.77	3.65	1.73	0.83
DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

OTHER COMPREHENSIVE INCOME
(NET OF INCOME TAX)

NET PROFIT (LOSS)	2,708,012	1,853,942	661,645	304,375
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREING CURRENCY TRANSLATION	1,206,849	2,249,971	573,068	716,606
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	1,206,849	2,249,971	573,068	716,606

TOTAL COMPREHENSIVE INCOME	3,914,861	4,103,913	1,234,713	1,020,981
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	2,444	163,419	-159,302	-92,721
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	3,912,417	3,940,494	1,394,015	1,113,702

Informational data (not part of the statement)	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	567,918	287,261	563,392	292,293
EMPLOYEE PROFIT SHARING EXPENSE	0	0	0	0

Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
REVENUE NET (**)	24,660,125	26,827,814
OPERATING PROFIT (LOSS) (**)	2,438,320	711,076
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	3,043,622	1,334,388
NET PROFIT (LOSS) (**)	2,770,872	585,095
OPERATING DEPRECIATION AND AMORTIZATION (**)	1,127,154	1,184,710

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION FOR THE LAST 12 MONTHS

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC	YEAR 2016	QUARTER: 2
GRUPO SIMEC, S.A.B. DE C.V
STATEMENTS OF CASH FLOWS
		CONSOLIDADO
(THOUSAND PESOS)
CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
	Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX	2,702,984	1,163,968
+(-) ITEMS NOT REQUIRING CASH	0	0
+ ESTIMATE FOR THE PERIOD	0	0
+ PROVISION FOR THE PERIOD	0	0
+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES	546,026	548,952
DEPRECIATION AND AMORTISATION FOR THE PERIOD	567,918	563,392
(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
(-) DIVIDENDS RECEIVED	0	0
(-) INTEREST RECEIVED	-21,892	-14,440
(-) EXCHANGE FLUCTUATION	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	3,623	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES	11,109	19,009
(+) ACCRUED INTEREST	11,109	19,009
(+) EXCHANGE FLUCTUATION	0	0
(+) DERIVATIVE TRANSACTIONS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
CASH FLOWS BEFORE INCOME TAX	3,263,742	1,731,929
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-2,501,339	-1,248,404
+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	-1,206,062	-72,232
+(-) DECREASE (INCREASE) IN INVENTORIES	-87,800	-369,476
+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-1,524,974	-657,799
+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-75,553	56,839
+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	393,050	-205,736
+(-) INCOME TAXES PAID OR RETURNED	0	0
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	762,403	483,525
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-1,498,953	-402,893
(-) PERMANENT INVESTMENTS	0	0
+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-1,300,793	-241,783
+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
(-) TEMPORARY INVESTMENTS	0	0
+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
+ DISPOSITION OF INTANGIBLE ASSETS	0	0
(-) ACQUISITIONS OF VENTURES	0	0
+ DISPOSITIONS OF VENTURES	0	0
+ DIVIDEND RECEIVED	0	0
+ INTEREST RECEIVED	21,892	14,440
+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-220,052	-175,550
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	28,874	-45,731
+ BANK FINANCING	0	0
+ STOCK MARKET FINANCING	0	0
+ OTHER FINANCING	0	0
(-) BANK FINANCING AMORTISATION	0	0
(-) STOCK MARKET FINANCING AMORTISATION	0	0
(-) OTHER FINANCING AMORTISATION	0	0
+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
(-) DIVIDENDS PAID	0	0
+ PREMIUM ON ISSUANCE OF SHARES	0	0
+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
(-) INTEREST EXPENSE	-11,109	-19,009
(-) REPURCHASE OF SHARES	39,983	7,234
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	-33,956
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-707,676	-45,731
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	972,780	442,816
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,795,051	7,003,373
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,060,155	7,481,090

			QUARTER: 2	YEAR 2016
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
				(THOUSAND PESOS)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

BALANCE AT 1 JANUARY 2015	2,832,268	-273,041	4,170,857

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		7,234

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES

COMPREHENSIVE INCOME

BALANCE AT _31 MARCH 2015_________	2,832,268	-265,807	4,170,857	0

BALANCE AT 1 JANUARY 2016	2,832,268	-448,619	4,170,857	0

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		39,983

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES

COMPREHENSIVE INCOME

BALANCE AT 31 MARCH 2014	2,832,268	-408,636	4,170,857	0

	QUARTER: 1	YEAR 2016
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
(THOUSAND PESOS)

OTHER CONTRIBUTED CAPITAL	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)

	1,000,000	18,382,594	927,162	27,039,840	740,805	27,780,645

				7,234		7,234

		853,335	540,680	1,394,015	-159,302	1,234,713

0	1,000,000	19,235,929	1,467,842	28,441,089	581,503	29,022,592

0	1,000,000	19,283,894	2,229,834	29,068,234	464,609	29,532,843

				39,983		39,983

		2,802,657	1,109,760	3,912,417	2,444	3,914,861

0	1,000,000	22,086,551	3,339,594	33,020,634	467,053	33,487,687

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the consolidated financial statements

1.	Nature of business and relevant events

Nature of business – The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of special bar quality “SBQ” commercial and profiles structural steel products for the automotive and construction industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH). The Company is a private company with limited liability incorporated and existing under the laws of Mexico. The address of its registered office and place of business is Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico.

2.	Basis of preparation

a.	The consolidated financial statements- As result of the adoption of IFRS mentioned in note 1, consolidated financial statement, interim no audited, have been prepared according to IAS 34, financial information interim, and are part of the first consolidated financial statement according to IFRS, issued to the year ended December 31, 2012, for this reason we have adopted the disposition of IFRS 1, additionally , this consolidated financial statement not include the information and disclosure required for annual financial statement according with IFRS.

The Company has included recurring adjustment accounting estimates considered necessary for presentation of the consolidated financial statements interim no audited according to IAS 34. Comprehensive income for the fourth quarter ended December 31, 2012 is not necessarily an indicator of comprehensive income that could be expected for the year ended December, 31 2012.

The account policies applied to these financial statement are consistent with those applied to the consolidated financial statement at December 31, 2011.

The financial statements presented on this report were prepared under International Financial Reporting Standard (IFRS).

b.	Historic Cost- consolidated financial statement have been prepared on the historical cost basis, except for certain financial instruments valued to fair value which are valued to fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

c.	Consolidated Base-consolidated financial statement include of Grupo Simec, S. A. B. de C. V. and the entities (including special purpose entities) controlled by the company (its subsidiaries). Control its obtained when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The outcome of subsidiaries acquired or sold during the year include in the consolidated statement of comprehensive income from acquisition date or the date of sale, as the case. Comprehensive income is attributed to both, the company and non-controlling interest even if the non- controlling present a deficit.

If necessary, further adjustments are done on the financial statements of subsidiaries to adapt their accounting policies that are aligned with those used by other group members. All transactions, balances, income and expenses between companies that are consolidated are eliminated on consolidation.

The changes in investments in subsidiaries of the company that not resulting in a loss of control is recorded as equity transactions. The book value of investments and equity of the company controlled not adjusted to reflect changes in related investments in subsidiaries. Any difference between the amount for which share are adjusted not controlled and the fair value of consideration paid or received is recognized directly in equity and attributed to the owners of the company.

When the company loss control of a subsidiary, the gain or loss on disposal is computed as the difference between (i) the aggregate fair value of compensation received and the fair value of any retained interest and (ii) the value prior books of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interest.

The amounts recognized in other comprehensive income items relating to the subsidiary are recorded (ie to income are reclassified or transferred directly to retained earnings) in the same manner established for the case of the availability of assets or liabilities relevant. The fair value of any investment retained in the former subsidiary at the date of loss of control is considered fair value for the initial recognition in subsequent accounting according to IAS 39 “Financial Instruments Recognition and Measurement”, or if applicable, the cost on initial recognition of an investment in an associate or under joint control entity.

Business acquisitions recorded using the purchase method. The consideration given for each acquisition are measured at fair value at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the company in exchange for control of the acquire. Cost related to the acquisition is recognized in income incurred.

The identifiable assets acquired and liabilities assumed are recognized at the fair value at the acquisition date, except that:

-Assets and liabilities deferred income tax liabilities or assets and related agreements, employee benefits are recognized and valued in accordance with IAS 12, “Income tax and IAS 19, employee benefits, respectively;

-Liabilities or equity instruments related to the replacement by the Company acquired the business incentive base payments in shares, are valued in accordance with IFRS 2, “Share based payment” and.

The assets or group of assets for sale are classified as held for sale under IFRS 5, long term assets available for sale and discontinued operation, are valued pursuant with this standard.

Goodwill is recognized as an asset to the date on which control is acquired, the acquisition date and is valued as the excess of the amount of the consideration paid, plus the value of the non-controlling interest in the business acquired over the fair value of the acquired business share in the previously possessed, if any, on the net at the acquisition date of the identifiable assets acquired and liabilities assumed. If the value of these last is higher, the difference shall be recognized immediately in income as a gain from a bargain purchase.

The non-controlling interest on the acquired business should appraise initially at fair value or proportion of the non-controlling interest on the net value at the date of acquisition of the identifiable assets acquired and liabilities assumed. The choice of the basis of valuation of the non-controlling is done case by case.

When the consideration paid by the Company in a business acquisition includes assets or liabilities resulting from a contingent consideration, it is valued at its fair value at the acquisition date and include as part of the consideration paid.

Changes in the fair value of contingent consideration, which they describe as valuation period settings are adjusted against goodwill retrospectively determined.

The valuation period settings are settings that are determined as a result of information obtained during the “period of valuation”, which can´t exceed one year from the date of acquisition, on facts and circumstances that existed at the acquisition date. The record of changes in fair value subsequent to the period of valuation is based on the classification of contingent consideration in the statement of financial position. If the contingent consideration is classified as equity, changes in fair value not recorded and the variation may be seen as contingent consideration is recorded in liquid capital. If the contingent consideration is classified an asset or liability, changes in fair value are recognized in accordance with IAS 39 “Financial Instruments Recognition and Valuation, or IAS 37, Provisions. Contingent Liabilities and Contingent assets, as appropriate, and corresponding gain or loss is recorded in the utility.

The initial recognition of business acquisition is not completed at the end of the reporting period, in which acquisition occurs, the Company reported provisional amounts for the items whose recognition is incomplete. During the period of valuation, the Company recognizes adjustments to provisional amounts recognized asset or liability or additional requirements to reflect new information obtained about facts and circumstances that existed at the acquisition date, which if known, would have affected the valuation of amounts recognized at that time.

At June 30, 2016 the subsidiaries of Grupo Simec, S. A. B. de C. V. included in the consolidation are as follows.

Percentage of equity owned

Subsidiaries established in Mexico:	2016	2015
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Corporativos G&DL S.A. de C.V.(1)	100.00%	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (3)	100.00%	100.00%
Acero Transportes San, S. A. de C. V. (3)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V. (1)	99.99%	99.99%
Simec International 6, S. A. de C. V. (1)	100.00%	100.00%
Simec International 7, S. A. de C. V. (1)	99.99%	99.99%
Simec International 9, S. A. P. I. de C.V.	99.99%	99.99%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica de Occidente del Pacifico, S.A. de C.V.	99.99%	99.99%
RRLC, S.A DE C.V.	99.99%	99.99%
Republic Steel(5)	50.22%	52.00%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aco LTDA (7)	100.00%	100.00%

(1)	Entities established in 2010.

(2)	Entities that change their address and fiscal authority, to the state of California, USA through 2011. Since the change, the main activity of this entities is the acquisition of new business or projects (Investment funds).

(3)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as ”Grupo San”.

(4)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiaries.

(5)	Companies established in the United States of America, except for one facility that is established in Canada.

(6)	Subsidiary established in Curacao.

(7)	Subsidiary established in Brazil. (See paragraph k, below)

d	Cost and Expenses Classification - Are presented its function due the practice of industry belong the Company.

3. Summary of significant account policies.

a.	Conversion of financial Statement of Foreign Subsidiaries

As a result of early adoption of IFRS as mentioned in Note 1, the financial statements have been prepared in accordance with IFRS-1, First-time Adoption of International Financial Reporting Standards.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”. Under this standard, the first step to convert financial information from foreign operations is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Pacific Steel Inc. and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

a.	The exchange rates at the balance sheet date to all assets and liabilities.

b.	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of June 30, 2016	18.5550
Current exchange rate as of March 31, 2016	17.2509
Current exchange rate as of December 31, 2015	17.3398
Current exchange rate as of September 30, 2015	17.0771
Current exchange rate as of June 30, 2015	15.6599

b.	Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short- term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value

c.	Allowances for doubtful accounts

The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is computed considering the balance of customer with age higher than one year, those under litigation or the possible loss for non-fulfillment of the customer. Actual result may differ materially from these estimates in the future.

d.	Inventories and cost of sales

Inventories are recorded at the lower of acquisition cost and production, which cost do not exceed the market value or net realizable value. The allocation of cost used is the average cost method. The net realization value represent the estimated selling price for inventories less all costs to complete all necessary costs and for sale.

The Company classifies the raw materials inventory on the balance according to the expected date of consumption but she represented as long term inventory who according to historical data and trends, are not consumed in the short term (one year).

The Company follows the practice of creating a reserve for slow moving inventory, considering all of products and raw materials with turnover greater than one year.

e.	Property Plant and equipment- Are recorded at cost less any recognized impairment loss. The cost include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the accounting policies of the Company. Depreciation is recognized for writing off the cost of assets (other than land and properties under construction) less its residual value over their useful lives using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful-lives, residual values and depreciation method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis.

Land is not depreciated.

Property, plant and equipment fail to recognize when they are available or when no future economic benefits expected from its use. The gain or (loss) arising on the disposal or retirement of assets, is the difference between income from the sale and book value of the asset and is recognized in income.

The estimated useful lives of the main assets of the Company are:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

f.	Leasing- Leases are classified as financial leases when the terms of the lease transfer substantially all the risk and benefits inherent to ownership. All other lease transfer classified as operating leases.

The assets held under finance leases are recognized as assets of the Company at their fair value at inception of the lease, or if lower, the present value of minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease liability.

Lease payments are apportioned between the finance charge and the reduction of lease obligation in order to achieve a constant interest rate on the remaining balance of the liability. Finance cost are charged directly to income, unless they can be directly attributable to qualifying assets, in which case it is capitalized in accordance with the general policy of the Company for borrowing costs. Contingent rents are recognized as expenses in the period incurred.

Income payments under operating leases are charged to expense using the straight line method during the period corresponding to the lease, but is more representative of another systematic basis is more representative of the pattern of the benefits of leasing for the user. Contingent rents are recognized as expenses in the period incurred.

If the Company receives incentives to enter an operating lease, these are recognized as a liability and the added benefit of them is recognized as a reduction of rental expenses on a straight-line basis, unless it sis representative as another systematic basis is more representative of the pattern of benefits to the user.

g.	Borrowing Cost. Borrowing costs directly attributable to the acquisition construction or production of qualifying assets, which are assets that require a substantial period of time until ready for use or sale, are added to the cost of those assets during that time until they are ready for use or sale.

The income obtained by the temporary investment of specific borrowings pending funds to be used in qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing cost are recognized in income during the period they are incurred.

h.	Intangible assets- Intangible assets with finite useful- lives acquires separately are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis. Intangibles assets with as indefinite useful life acquired separately are recognized at cost less accumulated impairment losses.

Disbursements arising from research activities are recognized as an expense in the period in which incurred.

An internally generated intangible asset arising out of activities of development (or from the development phase of an internal project) is recognized if and only if all the following have been demonstrated.

-	Technical feasibility of completing the intangible asset so that may be available for use or sale,
-	The intention of completing the intangible asset and use or sell it,
-	The ability to use or sell the intangible asset,
-	The manner in which the intangible asset will generate probable future economic benefits,
-	The availability of adequate technical, financial or otherwise , to complete the development and use or sell the intangible asset, and
-	The ability to value reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible asset is the sum of expenditure incurred from the time that the item meets the conditions for recognition set out above. When you can´t recognize an internally generated intangible asset, the development expenditure is expensed in the period incurred Subsequent to initial recognition, internally generated intangible asset is recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis intangibles assets acquired separately.

When an intangible asset acquired in a business combination and recognized separately from goodwill, its cost is its fair value at the acquisition date (which is considered as its cost). Subsequent to initial recognition, an intangible asset acquired in a business combination are recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

An intangible asset is left to recognize when it is available or when no future economic benefits are expected to use. The gain or (loss) obtained arising from the lowering of intangible, calculated as the difference between the net disposal proceeds and its carrying amount is recognized in earnings.

i.	Goodwill- Goodwill arising from a business combination is recognized as an asset at the date on which control is acquired (acquisition date) less accumulated impairment losses. For purposes of assessing impairment, goodwill is allocated to each cash generating units of the Company expects to benefit from the synergies of this combination. The cash generating units to which goodwill is allocated are subject to impairment reviews annually, or more frequently if there is an indication that the unit may be impaired. If the recoverable amount of the cash generating units less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the unit, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes can´t be reversed at a later period. Having a cash generating unit, the amount attributable to goodwill is included in determining the gain or loss on disposal.

j.	Impairment of tangible and intangible assets excluding goodwill- To the end of each year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered any loss deterioration. If there is any indication, we calculate the assets have recoverable amount to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimate the recoverable amount of the cash generating unit to which the asset belong. When you can identify a reasonable and consistent distribution of corporate assets are also allocated to individual cash generating units, or otherwise, are assigned to the smallest group of cash generating units for which can be identified based reasonable and consistent distribution. Intangible assets with an indefinite useful life or not yet available for use, are subjected to test for purposes of impairment at least annually and whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before tax that reflects current market assessments of the value of money and the risks specific to the asset for which have not been adjusted estimates of future cash flows. If it is estimated that the recoverable amount of an asset (or cash generating unit) is less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss unless the assets is carried at revalued amount, in which case should be considered an impairment loss as a revaluation decrease, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount is have not been determined whether an impairment loss recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the assets is recognized to an amount revalued in which case the reversal of the impairment loss is treated as a revaluation increase.

k.	Provisions -. Provisions are recognized when the Company has a present obligation (legal or assumed) as a result of past events, if it is likely that the Company has to liquidate the obligation and reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risk and uncertainties that surround obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represent the present value of those cash flows.

When expected to recover from a third party of some or all the economic benefits required to settle a provision is recognized a receivable as an asset if it is virtually certain to be received the disbursement and the amount of the receivable can be valued reliably.

l.	Cost of retirement benefits. Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render the services that entitle them to the contributions.

In the case of defined benefit plans, the cost of such benefits are determined using the projected unit credit method, with actuarial valuation carried out at the end of each period being reported. Gain and losses that exceed 10% of the greater of the present value of defined benefit obligations of the Company and the fair value of plan assets at the end of last year, are amortized over the estimated average remaining working lives of employees participating in the plan. The past service costs are recognized immediately to the extent that benefits are acquired otherwise, are amortized using the straight-line method over the average period until the benefits become acquired.

The retirement benefit obligation recognized in the statement of financial position represent the present value of defined benefit obligation, adjusted for gains and losses not recognized and the costs of unrecognized past service, less the fair value of the plan assets. Any asset that arises from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of reimbursements and reductions in future contributions to the plan.

m.	Income per share- Earnings per share are calculated by dividing net income controlling interest by the weighted average of common shares outstanding for each of the periods presented.

n.	Income Taxes. Expense for income taxes represent the sum of the resulting income taxes payable and deferred income tax.

Current Income Tax- The current income tax is the higher income tax (ISR) and the flat rate business tax (Flat Tax) and is recognized in income in the year they are incurred. The income tax payable is based on fiscal profits and cash flows of each year respectively. The fiscal profit differs from profit reported in the consolidated statement of comprehensive income due to items of income or expenses taxable and deductible in other years and items that are never taxable or deductible. The company´s liability for taxes due is computed using tax rates enacted or substantially approved at the end of the period over which it is reported.

Deferred Income Tax- The company determined, based on financial projections, determine whether ISR or Flat Tax in the future and recognize the corresponding deferred tax on the tax it paid. Deferred tax is recognized temporary differences between the carrying amount of assets and liabilities included in the financial statements and the corresponding tax base used to determine the tax profit, using the liability method. The deferred tax liability is generally recognized for all temporary tax differences. It recognizes a deferred tax asset, because of all deductible temporary differences, as far as is probable that the future taxable profits available against which to apply those deductible temporary differences. These assets and liabilities are not recognized if temporary differences arise from goodwill or the initial recognition (other than the business combination) of other assets and liabilities in a transaction that affects neither the tax profit accounting profit.

The carrying value of deferred tax asset should be reviewed at the end of each year and should be reduced to the extent deemed unlikely to have sufficient taxable profits to allow it to recover all or a portion of the asset.

Assets and deferred tax liabilities are computed using tax rates expected to apply in the period when the liability is paid or the asset is realized, based on the rates (and tax act) that have been approved or substantially approved the end of the reporting period under review. The valuation of liabilities and deferred tax assets reflects the tax consequences that would result from the way the Company expects, at the end of the reporting period under review, to recover or settle the carrying amount of assets and liabilities.

It also recognizes a deferred tax asset for the estimated future effects of tax loss carry-forwards and tax credits recoverable asset. It records a valuation allowance to reduce the balance of deferred tax assets to the amount of future net benefits are more likely than not they do.

Deferred tax assets and deferred tax liabilities are offset when there is a statutory right to offset short-term assets with short term liabilities as they relate to income taxes for the same taxation authority and the Company intends to liquidate its assets and liabilities en a net basis.

Current income tax and deferred income tax period. Current and deferred are recognized as income or expense in profit or loss, except when related items that are recognized out of the income, either in other comprehensive income or (loss) or directly in equity, in which case the tax is also recognized outside of the outcome, or when arising on initial recognition of a business combination.

Interest on balance recoverable taxes- Interest on tax receivables balances are presented in the consolidated statement of comprehensive income as interest income.

Income Tax in the interim period - The income tax is recorded in the interim period based on the estimated annual effective rate.

o	Foreign currency transaction- In preparing the financials statements of individual entities, transaction in currencies other than the entity´s functional currency (foreign currencies) are recorded using exchange rates prevailing at the dates on which operations are carried out. At the end each reporting period, monetary items denominated in foreign currency are converted at exchange rates prevailing at that time.

The exchange rate differences are recognized in the income statement except:

-	Foreign exchanges differences from foreign currency denominated loans relate to assets under construction for future productive use, which are included in the cost of those assets when considered as an adjustment to interest cost on loans denominated in foreign currency,
-
-	Differences on exchange derived from transaction related to hedging exchange rate risks, and
-
-	Differences in exchange rate from monetary items receivable from or payable to a foreign operation for which it is planned or is it possible to make a payment (forming part of the investment in foreign operations), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when selling all or part of investment.
-

p.	Financial Instruments – assets and liabilities are recognized when the Company is part of the contractual provisions of the instrument.

The assets and liabilities are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are increased or decreased from its fair value, as appropriate, on initial recognition, the transaction costs directly attributable to the acquisition of assets or liabilities at fair value through income is recognized immediately in earnings.

q-	Financial assets- Financial assets are classified into the following specific categories, “financial assets at fair value through income”, “preserved at maturity investment”, “financial assets available for sale” and loans and charge receivable. The classification depends on the nature and purpose of financial assets and is determined at the time of initial recognition. All financial assets are recognized and unknown on trade date where purchase or sale of financial assets is under a contract whose terms require delivery of the asset during a period which is usually set by the relevant market.

The method of the effective interest rate is a method of computed the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts including all fees on points based on interest paid or received that form an integral of the effective interest rate, transaction costs and other premiums or discounts over the expected life of the debt or financial instrument (where appropriate) in a shorter period, with the carrying amount on initial recognition.

The Company has no financial assets classified as “financial assets at fair value through income”, “preserved at maturity investments” or “financial assets available for sale”,

Accounts receivable, loans and other receivable with fixed or determinable payments that are not trade in an active market are classified as loans and receivable. Loans and receivables are stated at amortized cost using the effective interest method, less any impairment.

Financial assets other than financial assets at fair value through income, are subject testing for effects of impairment at the end of each period which is reported. It is considered that financial assets are impaired when there is objective evidence that as a result of one or more events that occurred after initial recognition of financial asset, the estimated future cash flows of the financial assets have been affected.

The estimates and underlying assumption are reviewed on a regular basis. The reviews at accounting estimates are recognized in the period of the review and future periods if the review affects both current period and to subsequent periods.

Objective evidence of impairment could include:

-	Significant financial difficulties of the issuer or counterparty, or
-	Non-payment of interest or principal, or
-	It is likely that the borrower will enter bankruptcy of financial reorganization, or
-	The disappearance of an active market where quoted by the financial asset because of financial difficulties.
-

For certain categories of financial assets such as accounts receivables, assets that have been subjected to testing for effects impairment and have not been impaired as individual, are included in the evaluation of impairment on a collective basis. Among the objective evidence that a portfolio of accounts receivable may be impaired, you could include the past experience of the Company with respect to the collection, an increase in the number of last payments in the portfolio in excess of the average credit period of 60 days as well as changes observable in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the book value of assets and present value of future cash receipts discounted at the original effective interest rate of the asset financial.

The carrying value of financial assets is reduced by the impairment loss directly for all financial assets except for accounts receivable, where the carrying amount is reduced through an account estimate for doubtful accounts. When you consider that a receivable is uncollectible, it is removed from the estimate. The subsequent recovery of amounts previously deleted become claims against the estimate. Changes in the carrying value of the account of the estimate is recognized in income.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and this decrease can be related objectively to an event that occurs after recognition of impairment, impairment loss previously recognized is reversed through income to the extent that the carrying amount of investment to date reversed the impairment does not exceed the amortized cost would have been if he had not recognized the damage.

The company fails to recognize a financial asset only when the contractual rights on the cash flows of financial assets, and transfers substantially all the risk and benefits inherent to the ownership of financial assets. If the Company neither transfer not retains substantially all the risks and benefits inherent to the ownership and continues to retain control of the asset transferred, the Company recognizes its interest in the asset and liability associated to the amounts that would have to pay. If the Company retains substantially all risks and benefits inherent in ownership of transferred financial asset, the Company continues to recognize the financial asset and also recognizes collateral for loan funds received.

When fully unknown a financial asset, the difference in value of the asset and the amount of the consideration received and the cumulative gain or loss that has been left to recognize in other comprehensive income (loss) and accumulated in the equity is recognized in income.

Not knowing a financial asset in part (where the Company retains the option to repurchase part of a transferred asset, or retains a residual interest that does not result in the retention of substantial risk and benefits property and the company retains control), the Company distributed the previous value of the asset financial between the part that continues to be recognized and the part no longer recognized based on the fair value of those parts of the date of transfer. The difference between the carrying amount allocated to the party is no longer recognized and the amount of the consideration received by such party, and any cumulative gain or loss allocated to it has been recognized in other comprehensive income (loss) will be recognized in income.

s.	Financial liabilities – debt and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. Financial liabilities are classified either as “financial liabilities at fair value through income “or” other financial liabilities”-

Financial liability at fair value through income is a financial liability is classified as held trading or is designated as fair value through income.

A financial liability is classified as held for trading if:

-	Is acquired principally for the purpose of repurchasing in the near future, or,
-	On initial recognition is part of identified financial instruments that are managed together and for which there is evidence of a recent pattern of making short-term profits, or
-	It is a derivative not designed as hedges and meet the conditions to be effective.

A financial liability other than a financial liability held for trading may be designated as an financial liability at fair value through profit or loss upon initial recognition if:

-	This eliminates or significantly reduces an inconsistency in the valuation or recognition that would otherwise arise, or
-	The performance of a group of financial assets, financial liabilities or both is managed and evaluated on the basis of fair value, according to an investment strategy or risk management that the entity´s documented, and provide internally about that group, based on their fair value or,
-	Part of a contract containing one or more embedded derivatives, and IAS 39, Financial instruments Recognition and Measurement, allow the entire hybrid contract (asset or liability) is designated as at fair value through income.

Financial liabilities at fair value through income are recorded at fair value recognize any gain or loss arising from the remediation in the income statement. The gain or loss recognized in the statement include any dividend or interest earned from the financial asset and is included under the heading “other gains and losses” in the statement of comprehensive income.

Other financial liabilities, including loans, are valued initially at fair value, net of transaction costs. The method of effective interest rate is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate exactly discounts estimated cash payments over the expected life of the financial liability (or, where appropriate, a short period) to the carrying amount financial liabilities on initial recognition.

The Company writes off financial liabilities if and only if, the Company´s obligations are fulfilled, cancelled or expire. The difference between the carrying amount of financial liability discharged from and the consideration paid and payable is recognized in earnings.

t           Derivative financial instruments – The Company uses derivative financial instruments to manage its exposure to risk in the changes in natural gas prices, which is used for production, conducting studies on historical volumes, future requirements or commitments, reducing the exposure to risks outside the normal operation of the Company.

Derivatives are initially recognized at fair value at the date the derivative contract subscribe and then remainder at fair value at the end of the reporting period. The gain or loss is recognized in income immediately unless the derivative is designated and is effective as a hedging instrument, in which case the timing of the recognition results depend on the nature of the hedging relationship.

In order to mitigate the risks associated with fluctuations in the price of natural gas, whose price is based on supply and demand from major markets, the Company uses exchange contracts or swaps cash flow of natural gas, where price the Company receives floating and pays fixed price. Fluctuations in the price of this energy input from consumed volumes are recognized as part of the operating costs of the Company.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objective and strategy of hedging transactions. Additionally, the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to change in fair value or changes in cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flows hedges is recognized in other comprehensive income and accumulated under the title of the fair value of derivative financial instruments, net of profit taxes. Gains and losses on the ineffective portion of the hedging instrument is recognized instrument is recognized immediately in income, and is included in other income (expense)

The Company periodically assesses the changes in cash flows from derivative financial instruments to analyze if the swaps are highly effective in reducing exposure to fluctuations in the price of natural gas. A hedging instrument is considered highly effective when changes in fair value or cash flows of the primary position are compensated on a regular basis or as a whole, by changes in the fair value or cash flows of the hedging instrument in a range between 80% and 125%.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earning in the periods when the hedged item is recognized in income in the same area of the statement of comprehensive income of hedged item recognized. However, when a forecast transaction that is covered gives rise to the recognition of a non-financial asset or liability is not financial gain or loss previously accumulated in equity are transferred and include in the initial valuation of the cost of the asset does not financial or nonfinancial liabilities.

Hedge accounting is discontinued when the Company reverses the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer meets the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that is recognized in equity remain in equity until the forecast transaction is ultimately recognized in the results. When no longer expects the forecast transaction occurs, the cumulative gain or loss in equity is immediately reclassified the results.

u.     Revenue recognition – Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

V.      Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

w.      Earnings (loss) per share

Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC				QUARTER: 2	YEAR 2016
GRUPO SIMEC, S.A.B. DE C.V					CONSOLIDADO

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	(THOUSAND PESOS)
COMPANY NAME	PRINCIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
SIMEC INTERNATIONAL	FABRICACION Y VENTA DE PROD. DE ACERO	0	99.99	0	0
ARRENDADORA SIMEC	FABRICACION Y VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL	COMPRA VENTA DE CHATARRA	0	100.00	0	0
CIA SIDERURGICA DEL PACIFICO	ARRENDADORA DE INMUEBLES	0	99.89	0	0
COORDINADORA DE SERVICIOS	PRESTACION DE SERVICIOS	0	100.00	0	0
INDUSTRIA DEL ACERO Y EL ALAMBRE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
PROCESADORA MEXICALI	COMPRA VENTA DE CHATARRA	0	99.99	0	0
SERVICIOS SIMEC	PRESTACION DE SERVICIOS	0	100.00	0	0
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA	TRANSPORTISTA	0	100.00	0	0
OPERADORA DE METALES	PRESTACION DE SERVICIOS	0	100.00	0	0
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
ADMINISTRADORA DE SERV SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
REPUBLIC STEEL	FABRICACION Y VENTA DE PROD DE ACERO	0	50.22	0	0
OPERADORA DE SERV DE LA INDUSTRIA SIDERURGICA	PRESTACION DE SERVICIOS	0	100.00	0	0
CSG COMERCIAL	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COORPORACION ACEROS DM	SUB-HOLDING	0	99.99	0	0
COMERCIALIZADORA ACEROS DM	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PROMOTORA ACEROS SAN LUIS	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
UNDER SHAFT	SUB-HOLDING	0	100.00	0	0
PROCESADORA INDUSTRIAL	PRESTACION DE SERVICIOS	0	99.99	0	0
CORPORATIVOS G&DL	PRESTACION DE SERVICIOS	0	100.00	0	0
ACERO TRANSPORTE SAN	TRANSPORTISTA	0	100.00	0	0
SIMEC INTERNATIONAL 6	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 7	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC ACERO	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
SIMEC USA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL PROJECTS	PRESTACION DE SERVICIOS	0	100.00	0	0
SIMEC STEEL	PRESTACION DE SERVICIOS	0	100.00	0	0
CIA SIDERURGICA DE GUADALAJARA	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
CORPORACION ASL	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
GV DO BRASIL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
ORGE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIDER DE OCCIDENTE DEL PACIFICO, S.A. DE C.V.	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
RRLC	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 9	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC															QUARTER: 2	YEAR 2016
GRUPO SIMEC, S.A.B. DE C.V																CONSOLIDADO
BREAKDOWN OF CREDITS
(THOUSAND PESOS)

	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION						TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE

SECURED

COMERCIAL BANKS

OTHER

TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

STOCK MARKET	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
						TIME INTERVAL						TIME INTERVAL
LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

UNSECURED
MEDIUM TERM NOTES	NO										0	5,627	0	0	0	0
SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	5,627	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

MISCELLANEOUS	NO										0	948,377	0	0	0	0

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	948,377	0	0	0	0

SUPPLIERS	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	859,015
MISCELLANEOUS	NO										0	2,268,828
TOTAL SUPPLIERS					0	859,015	0	0	0	0	0	2,268,828	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES	FOREIGN INSTITUTION (YES / NO)				MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	966,615	91,788
MISCELLANEOUS	NO										0	509,387	43,181
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	966,615	91,788	0	0	0	0	509,387	43,181	0	0	0

GENERAL TOTAL					0	1,825,630	91,788	0	0	0	0	3,726,5922	43,181	0	0	0

		Estas columnas no aplican para las secciones correspondientes

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 2	YEAR 2016
MONETARY FOREIGN CURRENCY POSITION
THOUSAND PESOS

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	521,909	9,684,024	0	0	9,684,024
CURRENT	521,909	9,684,024	0	0	9,684,024

NON CURRENT	0	0	0	0	0

LIABILITIES	203,471	3,777,759	0	0	3,777,759
SHORT TERM	201,144	3,732,219	0	0	3,732,219

LONG TERM	2,327	45,540	0	0	45,540

NET BALANCE	318,438	5,906,265	0	0	5,906,265

(1) IN THE NOTES SECTION MUST SPECIFY THE CURRENCY AND EXCHANGE RATE

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
QUARTER: 2	YEAR 2016
DEBT INSTRUMENTS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE
MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more
B) Total liabilities to total assets do not be more than 0.60
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more

This notes was offered in the international market

ACTUAL SITUATION OF FINANCIAL LIMITED
MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.73 times
B)Accomplished the actual situation is 0.19
C)Accomplished the actual situationis222.09

As of June 30, 2016, the remaining balance of the MTNs not exchanged amounts to Ps. 5.2 Millions ($302.000 dollars)

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 2	YEAR 2016
DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)
MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
COMMERCIAL PROFILES	451	4,211,304	0
SPECIAL PROFILES	293	3,360,621	0
OTHERS	0	0	0

TOTAL	744	7,571,925	0

FOREIGN SALES
COMMERCIAL PROFILES	136	1,231,509	0
SPECIAL PROFILES	7	59,963	0
OTHERS	0	0	0

TOTAL	143	1,291,472	0

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	215	3,980,158

T O T A L	1,102	12,843,555

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V			QUARTER: 2	YEAR 2016				CONSOLIDADO
ANALYSIS OF PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES
SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE

B	0	0	90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION:								497,709,214